

June 22, 2023

Mark Vignola
Chief Financial Officer
Terns Pharmaceuticals, Inc.
1065 East Hillsdale Blvd
Suite 100
Foster City, CA 94404

      Re: Terns Pharmaceuticals, Inc.
          Form 10-K for the Year Ended December 31, 2022
          File No. 001-039926

Dear Mark Vignola:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Research and Development Expenses, page 127

1.   Please provide proposed disclosures to be included in future filings to separately quantify your research and development expenses for each of your most significant drug candidate project/programs. To the extent you do not track your research and development cost by drug candidate project/program, please disclose this fact, and provide separate quantification of unallocated expenses by nature or type.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences